MIC
125 West 55th Street	Telephone	+1 212 231 1000
New York, NY10019	Facsimile	+1 212 231 1828
United States	Internet	www.macquarie.com/mic

MACQUARIE INFRASTRUCTURE CORPORATION ANNOUNCES RESULTS OF TENDER
OFFER FOR 2.00% CONVERTIBLE SENIOR NOTES DUE 2023

New York, NY – March 17, 2021 – Macquarie Infrastructure Corporation (“MIC” or the “Company”) (NYSE: MIC) today announced the results of its cash tender offer (the “Tender Offer”) to purchase any and all of its 2.00% Convertible Senior Notes due 2023 (the “Notes”). The Tender Offer expired at 11:59 p.m., New York City time, on March 16, 2021 (the “Expiration Date”).

As of the expiration of the Tender Offer, $358,580,000 aggregate principal amount of the Notes, representing approximately 89.1% of the total Notes outstanding, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer at the expiration of the Tender Offer at a purchase price equal to $1,000 for each $1,000 of principal amount of Notes, plus accrued and unpaid interest from the last interest payment date up to, but not including, the settlement date.

The Company expects to pay approximately $361.9 million for the purchase of the Notes, including accrued and unpaid interest, on the settlement date, which is expected to be March 18, 2021. After settlement, $43,920,000 aggregate principal amount of the Notes will remain outstanding.

J.P. Morgan Securities LLC acted as the Dealer Manager in connection with the Tender Offer. D.F. King & Co., Inc. served as the Tender and Information Agent for the Tender Offer.

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell securities.

Forward-Looking Statements

This press release contains forward-looking statements. MIC may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements include, among others, those concerning MIC’s expected financial performance and strategic and operational plans, statements regarding potential transactions related to the pursuit of strategic alternatives and the anticipated uses of any proceeds therefrom, statements regarding the anticipated specific and overall impacts of the COVID-19 pandemic, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements in this release are subject to a number of risks and uncertainties, some of which are beyond MIC’s control, including, among other things: changes in general economic or business conditions; the ongoing impact of the COVID-19 pandemic; MIC’s pursuit of strategic alternatives and the sale of MIC or any of its operating businesses or the termination of the sale effort; MIC’s ability to service, comply with the terms of and refinance debt; its ability to retain or replace qualified employees; in the absence of a sale or sales of its businesses, its ability to complete growth projects, deploy growth capital and manage growth, make and finance future acquisitions and implement its strategy; the regulatory environment; demographic trends; the political environment; the economy, tourism, construction and transportation costs; air travel; environmental costs and risks; fuel and gas and other commodity costs; MIC’s ability to recover increases in costs from customers; cybersecurity risks; work interruptions or other labor stoppages; risks associated with acquisitions or dispositions; litigation risks; risks related to MIC’s shared services initiative and its ability to achieve cost savings; reliance on sole or limited source suppliers, risks or conflicts of interests involving MIC’s relationship with the Macquarie Group; and changes in U.S. federal tax law. These and other risks and uncertainties are described under the caption “Risk Factors” in Item 1A of MIC’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other reports filed from time to time with the SEC.

MIC’s actual results, performance, prospects, or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which MIC is not currently aware could also cause its actual results to differ. In light of these risks, uncertainties, and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. MIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MIC is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of MIC do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (“MBL”). MBL does not guarantee or otherwise provide assurance in respect of the obligations of MIC.

For further information, please contact:

Investors:	Media:
Jay Davis	Lee Lubarsky
Investor Relations	Corporate Communications
MIC	MIC
212-231-1825	212-231-2638